

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 1, 2008

George E. Harris
President and Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

> **RE:** **China Wi-Max Communications, Inc.**
> **Registration Statement on Form 10**
> **Filed on June 5, 2008**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your disclosure throughout the registration statement to clearly identify the entity that you are referring to. Terms such as "the company" and "China Wi-Max" should only refer to the registrant, not to any operating entity or any other parties. Since China Wi-Max is not an operating business, you should identify each operating entity, as applicable, throughout the document. Where you operate your business through an operating entity in the PRC, your disclosure

should be clear that China Wi-Max does not directly operate that business, but instead has a partial ownership interest or contractual relationship with that entity.

Item 1. Business, page 3

2.   We note your statement that the company "plans to launch its first network in Beijing during the second quarter of 2008." Update this disclosure and specifically identify the sources of the necessary capital to fund such development.

3.   We note your statement that you are establishing a set of wholly owned and partially owned companies in the PRC to operate your business. Please revise your disclosure here and elsewhere in the document, as appropriate, to provide a detailed discussion of your corporate structure. To aid investors in understanding your complex corporate structure, we encourage you to include a revised diagram of your current corporate structure in the Business section.

4.   Also, provide a detailed description of the nature of your ownership interest in each of the operating companies in the PRC. If you intend to operate your business in the PRC through contractual arrangements with operating entities, ensure that you discuss the risks and uncertainties associated with operating a business in the PRC through an ownership structure based on contractual arrangements rather than on equity.

5.   We note from your disclosure that the optical fiber and licensed spectrum purchased on behalf of the company to date are currently held by three parties in Beijing, China. Please describe any relationship or common ownership between you, or any of your affiliates, and the buyers and holders of the optical fiber and licensed spectrum. Also, we note that you have accounted for those transactions as non-refundable deposits. Please describe how the optical fiber and licensed spectrum were purchased "at the direction" of the company and discuss whether you have direct ownership over those assets, or, alternatively, how you plan to exercise control over those assets and derive the economic benefit from them.

6.   We note the disclosure on your website that you have entered into a cooperative agreement with a major broadband provider in Beijing to identify and purchase companies in the Wi-Max arena. Please expand your disclosure here and elsewhere in the registration statement, as appropriate, to provide a description of all material terms of the cooperation agreement and the identity of the counterparty.

7.   Under a separate heading, please provide a detailed discussion of the principal governmental regulations that your business will be subject to, in particular those applicable to foreign-invested enterprises in the PRC.

8.   Item 101(h)(4)(xii) of Regulation S-K requires disclosure of the number of total and full-time employees. We note your disclosure on page 5 that you intend on hiring salespeople, but please clarify that you currently have no employees.

9.   Please provide the information required by Item 101(h)(5) of Regulation S-K regarding reports to security holders.

Risk Factors, page 11

General

10.   Some of your risk factors are too vague and generic, and at times unnecessarily redundant, to adequately reflect the risks that the company is subject to. Please review your entire risk factor section and revise as necessary so that it is concise and organized logically. Please do not present risks that could apply to any issuer in your industry or any other industry. If you elect to retain any of the general risk factors in your document, you must clearly explain how they apply to your industry, or to you. Also, some of the subheadings in your risk factors merely describe a fact about your business, and do not reflect the risk you are trying to convey. Revise your risk factor subheadings so they reflect the risk that follows.

        For example:

        China Wi-Max has no operating history or revenue…, page 11
        China Wi-Max may not be able to continue as a going concern, page 11
        China Wi-Max can give no assurance of success…, page 12
        China Wi-Max may have a shortage of working capital…, page 12
        China Wi-Max has a minimal operating history…, page 12
        China Wi-Max may issue debt…, page 14

        Please note that these are examples only. Please review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K.

11.   In light of the PRC laws governing foreign ownership and investments in telecommunications enterprises, please include risk factors that discuss the risks of establishing, or entering into contractual arrangements with, operating companies in the PRC.

12.   We note your disclosure on page 27 regarding the potential need for additional
        financing in the future. Please provide a new risk factor to discuss the fact that
        financing may not be available to you in amounts or on terms acceptable to you, if
        at all.

China Wi-Max may issued debt having priority, page 14

13.   The first sentence of this risk factor appears to be from a risk factor contained in a
        debt offering. Please revise to correct.

Item 2. Financial Information, page 20

14.   For ease of reference, please present your disclosure in Item 2 under the heading
        "Management's Discussion and Analysis of Financial Condition and Results of
        Operations." See Item 303 of Regulation S-K.

15.   We encourage you to include an introductory section or overview to your
        management's discussion and analysis. This overview section should provide
        investors with an executive level introduction to the company, its products and
        services. Among other things, the discussion should also provide insight into
        challenges, risks and opportunities on which management is most focused for
        both the short- and long-term, and discuss any actions being taken to address the
        same.   See Section III.A. of Release No. 33-8350.

Plan of Operation, page 21

16.   We note your reference to an ongoing convertible note private placement. We
        also note various references to an offering memorandum on your website. Please
        tell us in your response letter how you are identifying potential investors in this
        private offering.

Liquidity and Capital Resources, page 23

17.   Please provide a more detailed discussion of your ability to meet your long-term
        liquidity needs and provide greater insight into the length of time beyond 2008
        that the sufficiency of the proceeds from your financing activities will extend.
        We consider "long-term" to be the period in excess of the next 12 months. See
        Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

In addition, revise to quantify your material long-term liquidity requirements, to the extent practicable.

18.   Disclose the amount of interest and principal paid to date on the convertible notes. Confirm that the company is not in default on payments on the notes.

19.   We note that you intend to deploy your business through operating companies in the PRC. In your discussion, please describe any legal or economic restrictions on the ability of your subsidiaries or operating companies in the PRC to pay dividends or effect distributions to you, and the impact, if any, of such restrictions on your ability to meet your cash obligations.

Quantitative and Qualitative Disclosure About Market Risk, page 27

20.   In light of your disclosure on page 16, it appears that you will be subject to foreign currency exchange risk because you expect to generate revenues and incur expenses and liabilities in both Chinese Renminbi and U.S. dollars. Also, we note that you may be exposed to interest rate risk on the interest income generated by your cash holdings. Please provide all the information required by Item 305 of Regulation S-K with respect to foreign currency exchange and interest rate risk, as well as any other relevant market risk.

Conflicts of Interest, page 31

21.   Please provide us with additional information on the agreement by the board of directors regarding potential business opportunities that may become available to companies with which your directors and executive officers may be affiliated. In your response, please list the names of such companies to date and the dates in which those companies registered securities under the Securities Exchange Act of 1934.

Item 6. Executive Compensation

Summary Compensation Table, page 33

22.   Please provide footnote disclosure describing the amounts reported under the All Other Compensation column.

23.   In light of your disclosure on page 33 regarding your employment agreements with Messrs. Rabinoff and Harris, please confirm that they did not earn a salary for 2007.

24.   We note the amounts reported under the Stock Awards column for your 2007 fiscal year. However, your disclosure under "—Option/SAR Grants in the Last Fiscal Year" indicates that no stock options were granted in 2007. Please revise as appropriate.

Employment Agreements and Termination of Employment and Change in Control Arrangements, page 33

25.   Please expand the disclosure of your employment agreements with Messrs. Rabinoff and Harris to provide a description of all material terms. Also, we note that the employment agreements do not appear as exhibits to the registration statement. However, Item 601(b)(10)(iii)(A) of Regulation S-K requires their filing as material contracts. Please file.

Stock Option Award and Compensation Plan, page 34

26.   Please file your incentive stock option plan as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 36

27.   To aid investor understanding, please disclose the reasons for filing this registration statement and whether you intend to have your common stock approved for quotation in an over-the-counter market.

Item 10. Recent Sales of Unregistered Securities, page 37

28.   Please provide all the information required by Item 701(d) of Regulation S-K regarding the basis of the exemption from registration claimed.

Item 11. Description of Registrant's Securities to be Registered, page 47

29.   Please provide all the information required by Item 202(a)(5) of Regulation S-K regarding provisions in your charter or articles of incorporation that may have the effect of delaying or preventing a change in control of the company, including the availability of authorized but unissued preferred stock.

Item 13. Financial Statements and Supplementary Data, page 49

Unaudited Consolidated Financial Statements
Note 6. Shareholders Deficit

Stock Option Plan, page 73

30.   We note that your shareholders have yet to ratify the Stock Option Award and Compensation Plan. Tell us how you had a grant date/measurement date considering that your plan is subject to shareholder approval. Refer to SFAS 123(R), specifically the definition of grant date in Appendix E.

Item 15. Financial Statements and Exhibits, page 75

31.   Please refer to Item 601(b) of Regulation S-K for a list of the exhibits required to be filed with a Form 10 and revise your filing as necessary. Also, please ensure all exhibits filed are in a legible format.

32.   We note that some of your exhibits are in Chinese. Please refer to Rule 306 of Regulation S-T regarding filing or submission of documents in a foreign language and revise your filing as necessary.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

George E. Harris
China Wi-Max Communications, Inc.
July 1, 2008
Page 9

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3310, if you have any questions regarding comments on the financial statements and related matters. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me, at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

c: Michael A. Littman, Esq.
            Via facsimile: (303) 431-1567